EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Guided Therapeutics, Inc., a corporation organized and existing under and by virtue of the laws of the General Corporation Law of the State of Delaware, does hereby certify that:

1.	The name of the corporation is Guided Therapeutics, Inc.

2.

A certificate of amendment to the certificate of incorporation (the “Certificate of Amendment”) was filed with the Secretary of State of Delaware on December 30, 2021 and said Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.

The defect of said Certificate of Amendment is that the Certificate of Amendment caused each share of the common stock of the corporation issued and outstanding immediately prior to the date and time of the filing of the Certificate of Amendment with the Secretary of State of Delaware to be automatically changed and reclassified into a smaller number of shares such that each 20 shares of issued common stock is reclassified into one share of common stock. This action was approved predicated upon a contemplated securities offering, which will not occur. Therefore, the corporation does not intend to effect such change and reclassification of its shares of common stock.

4.	The Certificate of Amendment is hereby rendered null and void ab initio.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be executed by its duly authorized officer and filed on this 25st day of July, 2022.

Guided Therapeutics, Inc.

By:	/s/ Gene Cartwright
Name:	Gene Cartwright
Title:	Chief Executive Officer